

July 26, 2010

Via Facsimile and U.S. Mail

Michael T. Cronin, Esq.
Johnson, Pope, Bokor, Ruppel & Burns, LLP
911 Chestnut St
Clearwater, FL 33756

Re:	**Villageedocs, Inc.**	

                       Schedule 13E-3 filed July 20, 2010
                       File No. 005-78287
                       Preliminary Proxy Statement on
                       on Schedule 14A filed July 20, 2010
                       File No. 0-31395
                       Schedule 13D/A filed by C. Alan Williams and Joan P. Williams
                       File No. 005-78287
                       Filed December 24, 2009

Dear Mr. Cronin:

       We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedule 13E-3/A

1.   Your response to prior comment 4 and revised disclosure indicates that the Board considered a going concern value for the company. Clarify further whether any specific values (in the aggregate and/or on a per share basis) were considered. If none, so state.

Schedule 13D/A filed December 24, 2009

2.   We note response two of your letter dated July 20, 2010 and reissue the comment. It would appear that an amendment to Schedule 13D was required upon the formulation of a plan by Mr. Williams to take the company private as evidenced, in part, by Mr. Williams' provision of the initial consent in February 2010. A subsequent amendment may have been required if Mr. Williams' plans changed (which may have been evidenced in the revocation of his consent prior to the filing of Amendment No. 1 to the Schedule 13e-3). An amendment to Schedule 13D is needed each time any material change occurs to disclosure previously provided, inclusive of disclosure provided in response to Item 4 of Schedule 13D. Please refer to Compliance & Disclosure Interpretation 110.06 and 104.03 for guidance at http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm

Closing Information

        Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

        In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

▪   the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

▪   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪   the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

        Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

                                Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions